Filed by Transocean Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Transocean Inc.
Commission File No.: 333-75899

Subject Company: GlobalSantaFe
Corporation
Commission File No.: 1-14634
Additional Information and Where to Find It
In connection with the proposed Transactions, Transocean and GlobalSantaFe will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Transocean’s investors and other interested parties will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, Transocean Inc., 4 Greenway Plaza, Houston, Texas 77046, telephone (713) 232-7500, or from Transocean’s website, http://www.deepwater.com. GlobalSantaFe’s investors and other interested parties will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, GlobalSantaFe Corporation, 15375 Memorial Drive, Houston, Texas 77079, telephone (281) 925-6000, or from GlobalSantaFe’s website, http://www.globalsantafe.com.
Participants in the Solicitation
Transocean and GlobalSantaFe and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders with respect to the Transactions. Information about the these persons can be found in Transocean’s and GlobalSantaFe’s respective proxy statements relating to their 2007 annual meetings of shareholders as filed with the SEC on March 20, 2007 and April 30, 2007, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the Transactions.
Forward-Looking Statements
Statements included in this transcript regarding the consummation of the proposed transactions, benefits, opportunities, timing and effects of the transactions, financial performance or attributes of the combined companies and other statements that are not historical facts, are forward looking statements. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities or other third parties, costs and difficulties related to other integration of acquired businesses, delays, costs and difficulties related to the transactions, market conditions, and the combined companies’ financial results and performance, consummation of financing, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in both companies’ Annual Reports on Form 10-K and their respective other filings with the SEC. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. Both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.
Final Transcript
Conference Call Transcript
RIG — Q2 2007 Transocean Inc. Earnings Conference Call
Event Date/Time: Aug. 01. 2007 / 9:00AM CT

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Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
CORPORATE PARTICIPANTS
Greg Panagos
Transocean, Inc. — VP, Investor Relations and Communications
Bob Long
Transocean, Inc. — CEO
Greg Cauthen
Transocean, Inc. — SVP and CFO
David Mullen
Transocean, Inc. — SVP, Marketing and Planning
Steven Newman
Transocean, Inc. — EVP and COO
CONFERENCE CALL PARTICIPANTS
Kurt Hallead
RBC Capital Markets — Analyst
Dan Pickering
Pickering Energy Partners — Analyst
Robin Shoemaker
Bear Stearns — Analyst
Waqar Syed
Tristone Capital — Analyst
Ian Macpherson
Simmons & Co. — Analyst
Ben Dell
Sanford Bernstein — Analyst
Roger Read
Natexis Bleichroeder — Analyst
Thomas Curan
Wachovia Securities — Analyst
Angie Sedita
Lehman Brothers — Analyst
Arun Jayaram
Credit Suisse — Analyst
PRESENTATION
Operator
Good day everyone. Welcome to the second-quarter 2007 results conference call for Transocean, Inc. Today’s call is being recorded. Now for opening remarks and introductions, I would like to turn the call over to Mr. Greg Panagos, Vice President of Investor Relations and Communications. Please go ahead, sir.
Greg Panagos — Transocean, Inc. — VP, Investor Relations and Communications
Thank you, Leanne. Good morning, ladies and gentlemen, and welcome to Transocean’s second-quarter 2007 earnings conference call. A copy of the second-quarter press release covering our financial results along with supporting statements and schedules is posted on the Company’s

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Website at deepwater.com. We’ve also posted a file containing four charts that will be discussed during this morning’s call. That file can be found on the Company’s Website by selecting investor relations, followed by news and events and webcast and presentations.
With me this morning are Bob Long, Our Chief Executive Officer; Jean Cahuzac, President; Steven Newman, Executive Vice President; and Chief Operating Officer; Greg Cauthen, Senior Vice President and Chief Financial Officer; David Mullen, Senior Vice President Marketing and Planning; and David Tonnel, Vice President and Controller.
Before I turn the call over to Bob Long, I would like to point out that during the course of this conference call participants may make certain forward-looking statements regarding various matters related to our business and Company that are not historical facts including future financial performance, operating results and the prospects for the contract drilling business.
As you know, it is inherently difficult to make projections or other forward-looking statements in a cyclical industry since the risks, assumptions, and uncertainties involved in these forward-looking statements include the level of crude oil and natural gas prices, rig demand and operational and other risks which are described in the Company’s most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those indicated.
Also note that we will use various numerical measures in the call today which are or may be considered non-GAAP financial measures under Regulation G. You will find the required supplemental financial disclosure for these measures including the most directly comparable GAAP measure and an associated reconciliation on our Website. And for your convenience, non-GAAP financial measures and reconciliation tables are included with today’s press release.
That concludes the preliminary details of the call. I will now turn it over to Bob.
Bob Long — Transocean, Inc. — CEO
Thanks Greg. Good morning everyone. As you saw from the press release, we had another good quarter with earnings of $1.84 per diluted share. Greg is going to take you through the details in a minute so I’m not going to comment on the numbers. I’m also not going to comment on or answer any questions regarding our proposed merger with Global Santa Fe. We had an extensive call on that last week and there isn’t much more we can add until the S-4 is filed around the beginning of next month.
The contract drilling market continues to be very strong. We’ve seen some new record dayrates for certain classes of floaters and continue to see peak rates signed for some of the new build floaters which were ordered on speculation. We still see unsatisfied demand by specification floaters and approximately 70% or so of all the deepwater rigs under construction today have already been contracted.
David Mullen will comment further on the flow to market and will provide our view on the jackup market in just a few minutes but first I’m going to turn it over to Greg to discuss the numbers. Greg?
Greg Cauthen — Transocean, Inc. — SVP and CFO
Thanks, Bob, and good morning to everyone. In the second quarter of 2007, we had net income of $549 million or $1.84 per diluted share. This compares to net income of $553 million or $1.84 per diluted share in the first quarter of 2007 or $1.77 per diluted share after adjusting for gains from sales of assets.
All of my remaining comments including our expectations are based on Transocean as a stand-alone company assuming no merger with Global Santa Fe.
Total revenues for the second quarter improved by $106 million to approximately $1.4 billion. $25 million of this increase in revenues resulted from the commencement of higher dayrate contracts; approximately $13 million resulted from the extra day in the quarter; and $21 million reflected higher integrated services activities. The remaining revenue increase stems primarily from more operating time versus the previous quarter including a full quarter of operations in India of the reactivated C. Kirk Rhein as well as the five integrated services jackups.
Second-quarter revenue efficiency of almost 96%, although below the excellent results of the first quarter, is still 1 percentage point higher than the 95% we saw in 2006. As we look forward to the remainder of 2007 and 2008, we expect revenue increases due to the commencement of

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higher dayrate contracts to continue to be very meaningful in particular during the second half of 2007 and early part of 2008 as shown on chart 1.
We should experience approximately 86 out-of-service rig months in total for the year 2007, down approximately 9% from 2006. This decrease can be largely attributed to the completion of our rig reactivated program. We project our out-of-service time to further decrease to 72 rig months in 2008 as shown on chart 2.
Our reimbursable revenue in 2008 should be $100 million which is roughly in line with what we expect to earn in 2007. And our integrated services revenue should increase from an estimated $160 million in 2007 to $190 million in 2008.
Operating and maintenance expenses in the second quarter were $627 million which represents roughly a 10% increase from the $568 million we incurred in the first quarter. Versus the preceding quarter, our in-service costs increased by approximately $55 million in the second quarter as seen on chart 3 mainly due to the previously mentioned increase in activity as well as due to an increase in the number of maintenance projects versus the prior quarter.
Our supported integrated services cost increased by $12 million in line with the integrated services revenue increase. These increases in in-service and integrated services costs were partially offset by a decrease in out-of-service cost of $9 million primarily due to the completion of the C. Kirk Rhein reactivation in the first quarter and reduction of shipyard activities in the second quarter.
Overall we expect our total operating maintenance costs for the entire year 2007 to be between $2.47 billion and $2.53 billion which is towards the upper end of the range of our previous guidance due to an increase in shipyard cost inflation and an increase in personnel retention costs.
The actual amount of cost we incurred in the third and fourth quarter this year will continue to be affected by the duration and amount of shipyard and mobilization activity we perform and the timing of various maintenance projects we undertake. We expect such out-of-service activities to increase in the third quarter before decreasing in the fourth quarter to the levels seen in the second quarter.
Looking forward to 2008, we expect that our full-year cost will be roughly 10% to 12% higher than our expected 2007 full-year cost. This increase reflects expected industry inflation of 10% and also includes the following four factors. First, an increase in operating days with the expected completion of the Sedco 702 upgrade in November of 2007 and the Sedco 706 upgrade in November of 2008. Second, a $25 million increase in integrated services cost in 2008 which is in line with our previously noted expected increase in integrated services revenue.
Third, a $10 to $20 million increase in our 2008 personnel development and labor pool cost which we believe is necessary to satisfy our new build crew requirements and limit the impact of an anticipated increase in attrition. And finally, an increase in year-over-year shipyard costs despite the expected decrease in out-of-service days in 2008. This disproportionate increase in 2008 shipyard costs stems from shipyard inflation which we expect to be higher than industry inflation, an increase in shipyards in Norway, a very high cost jurisdiction, and an increase in shipyards on ultra-deepwater rigs which are typically higher costs than jackup shipyards.
Based on all these factors, we currently expect 2008 operating and maintenance expense to be between $2.75 billion and $2.8 billion. I would continue to caution you, however, that these projections can be affected by a number of factors including among others the amount, scope, duration and timing of shipyard and mobilization activities; the actual level of equipment, labor and shipyard inflation; and the performance of foreign currencies against the U.S. dollar.
General administrative expenses were $29 million in the second quarter and we expect them to be between $110 million and $115 million for the full year of 2007 and trend with industry inflation in 2008 to roughly $120 million. Depreciation expense was roughly $101 million in the second quarter and we anticipate that we will gradually increase to be between $110 million and $115 million in the fourth quarter of 2007 and to between $125 million and $135 million in the fourth quarter of 2008.
Capital expenditures in the second quarter of 2007 were $290 million of which $141 million relates to our four new build drillships; $45 million relates to the 700 series upgrades; $50 million relates to the life extension upgrades of the Trident 2, Trident 14, Trident 15 and Discover 534; and the remaining $54 million relates to contractually required upgrades, fleet spares and normal operations.
We continue to expect capital expenditures for 2007 to be roughly $1.5 billion of which $895 million relates to our four new build drillships and $285 million relates to the two upgrades. We anticipate that our 2008 capital expenditures will decline to roughly $1.2 billion to $1.3 billion with new build and deepwater upgrades representing roughly $750 million and $110 million respectively.

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These estimates do not include any capital expenditures or investments that we may incur if we exercise our option on the Pacific Drilling new builds.
Interest expense net of interest income decreased to $28 million in the second quarter as debt levels were reduced and capitalized interest increased to $15 million in line with higher investments in upgrades and new builds. We expect interest expense net of interest income to decline to between $5 million and $10 million in the fourth quarter of 2007 which assumes we experience a continued increase in the amount of capitalized interest and we continue to use free cash flow to reduce our debt.
Other net in the second quarter of 2007 included $1 million related to the Global Santa Fe patent dual activity licensing income. We also expect to receive and recognize $14 million of other income during the remainder of 2007 pursuant to the Global Santa Fe agreement as well as the recently announced settlement and license agreements that we have entered into with other drilling contractors.
On July 11, 2007, the acquisition of TODCO by Hercules was completed. Our tax sharing agreement with TODCO requires Hercules as successor to TODCO, to make an accelerated change of control payment to us within 30 days of the completion of this transaction. The accelerated payment is estimated to be $130 million or 80% of the estimated remaining unused pre-IPO tax benefits as of the acquisition date. In addition, as of the end of July, we had received $173 million from TODCO with respect to the use of estimated pre-IPO tax benefits by TODCO in the 2006 and 2007 tax years.
Overall in the third quarter, based on the July change of control and the expected filing of TODCO’s 2006 tax return in September, we expect to recognize as other income $290 million related to both the cash received during the quarter and the cash previously received but not recognized. The remaining $13 of cash we expect to receive will be recognized when TODCO files its 2007 tax return next year. In addition, we anticipate receiving $22 million that will be recognized when the Transocean remaining stock options that were held by former TODCO employees are exercised.
Finally, our annual effective tax rate was 16.1% for the second quarter excluding various discrete items. We currently expect our annual effective tax free to be approximately 15% for the remainder of 2007 which excludes the impact of any gains we may realize from any asset dispositions and any income we may receive pursuant to the TODCO tax sharing agreement.
With that, I’ll turn it over to David for the marketing outlook.
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
Thanks Greg and good morning to everyone. We had another excellent quarter in contract activities since the May earnings call with a number of leading edge fixtures in the floater market segment. The past quarter was highlighted by our fourth new build to enhanced enterprise class drillship which is anchored by a long-term contract. We expect the enhanced enterprise class drillship will be owned by a joint venture company which in turn will be 65% owned by Transocean and 35% by an Angolan partner.
With this and other fixtures since the last earnings call, our backlog has increased by approximately $400 million. The total backlog as shown on chart 4 now stands at approximately $21.4 billion and our outlook remains positive for each of our major asset classes.
I will start with a discussion of our high specification fleet which includes our deepwater and harsh environment assets. Our high specification floater fleet is fully committed through to the end of 2008 and has very limited capacity available during 2009. As I mentioned earlier, we obtained a commitment for an enhanced enterprise class dual activity drillship at approximately $460,000 per day with delivery expected during the third quarter of 2010. Although this rig will have similar market leading capabilities to the other three enhanced enterprise class drillships under construction, the rig is only contracted to operate in 7500 feet of water depth.
Other positive views illustrating the strength of the high specification market and supporting our expectations on the extended cycle includes the Jack Bates being awarded a contract with ENI at $530,000 per day for a minimum period of 170 days in Southeast Asia. And Chevron’s decision to exercise its option to extend the Sedco 706 contract from its current firm period of three years to five years, which should keep the rig busy through to the end of 2013.
Demand continues to outstrip supply in the high specification market with unsatisfied demand in the emerging areas of India and Asia while the more mature areas of Angola, Nigeria, U.S. Gulf of Mexico and Brazil continue to look to add more deepwater capacity to fulfill the backlog of

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very substantial development and exploration projects. Assuming the yet to find reserves estimates are proven in the unexplored areas of Mexico, Eastern Canada and Asia, this will add further incremental demand to 2012 and beyond.
Additionally, we continue to experience very strong interest from a number of operators in the Pacific Drilling new build drillships scheduled to be delivered in 2009. With very limited remaining capacity available in 2009, we anticipate securing a firm commitment by the end of the year.
In the other floater market, we continue to see customer demand for multiyear contracts with only — we only have six units with available capacity before the end of 2008. The following recent fixtures have been concluded; the Sedco 703 for operations offshore Australia at $450,000 per day for approximately 200 days. This should keep this unit occupied up to mid 2009. And Petrobras contracted the Falcon 100 for operations in Brazil at $233,700 per day plus a 15% bonus opportunity for a total of five years. This long-term commitment should keep this unit occupied up to the end of 2012.
Turning finally to the jackup sector, we continue to see growing demand for jackups particularly in the Middle East, India and Mexico. While we remain cautious on the supply additions in 2008 and 2009, we anticipate that the additional supply will be absorbed by incremental demand over the next twelve months. We have recently seen several strong contracts for new build jackups for a significant term at $180,000 to $200,000 a day.
We recently signed an 18-month contract for the Interocean III with Agip for operations offshore Egypt at $117,000 per day which is a record dayrate for a low specification jackup of this class. In addition, we have a number of long-term deals under LOI that are expected to achieve closure in the next quarter.
That concludes my marketing comments, so I will turn it back to you, Bob.
Bob Long — Transocean, Inc. — CEO
Thanks David. I think with that we are ready to entertain some questions.
QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS) Kurt Hallead, RBC Capital.
Kurt Hallead — RBC Capital Markets — Analyst
Good morning. David, Bob, and team there, I noticed on your rig status report a number of new contracts that were kind of essential to short-term type of deals, two years, quite a few were less than that with the exception of the Falcon 100. Just I was wondering if you could put it in perspective, was this just kind of the filler phase or was this some element of a change in the way some of the customers are wanting to contract rigs long-term versus short-term?
Bob Long — Transocean, Inc. — CEO
I will let David answer that for you.
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
I think what we are seeing here is, well what we are pursuing here is a good balance between short-term contracts at extremely high dayrates and long-term contracts at good market dayrates. As you note, the Falcon 100 was a five-year term which if I’m not mistaken is probably if not a first, it is very seldom you see a five-year term on a rig of that class. We also have been the new build at a five-year term with the potential upside to go to seven years.

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And then contrary to that, we had the Jack Bates at a very high dayrate in Southeast Asia and the 703 at what I would say is a reasonable and expected term for that class of rig in Australia. So I think you are seeing a reasonable balance between long-term deals and short-term deals. And if we look a little bit outside our own space, we see in fact evidence that the operators are going even longer term on the high specification fleet. We saw a number of the speculative new builds anchor long-term deals in the four- to five-year range whereas previously most of these were anchored in the three-year range.
So no, I don’t really see any change in the trend. I just see that we’re taking an opportunity we have a very extensive backlog to anchor some short-term deals at very, very attractive dayrates.
Kurt Hallead — RBC Capital Markets — Analyst
All right. And then just a follow-up for you on your jackup commentary. So you believe that all the supply, all the incremental supply of jackup rigs plus all the rollovers of existing contracts on jackup rigs will be met with demand in 2008. So there will be no surplus of jackup capacity in 2008 as you can see right now?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
Yes, let me give you a little bit more color of how that spins out. So if you look at India, ONGC has a very aggressive redevelopment plan for the Mumbai High. They have a plan to increase the recovery factor from the low 20s to the high 20s. And they have an even stretch target to build that all the way up to 40%. That is going to require a huge amount of infield drilling. It’s going to require that they go and find those little adjacent pockets and tie them back into the main Mumbai High structure.
So we can see increased demand on the back of that alone for many years to come. Additionally you will see Reliance, you’ll see Cairn, you see a lot of other players coming into the fold that are looking for jackups in India. We see a very strong demand market in India.
On the Arabian Gulf, we’ve got Saudi Aramco which have a very aggressive plan to increase the productive capacity of liquid hydrocarbons and at the same time to develop the gas reserves offshore which will also require significant increase in jackup demand.
Mexico, Mexico is — PEMEX is intent on trying to offset the Cantarell decline to the extent possible and for the near-term the only real solution for that is jackup and shallow water floaters; longer term it’s deepwater but right now they’ve got to focus on increasing the drilling space in the jackup area. And we’re seeing increased demand there. We just saw there was a recent tender for two jackups, incremental demand, and there is going to be another tender for three to four jackups coming out in Mexico.
If you put all that together and you can very quickly contemplate a situation where you see the additional supply absorbed. It would be remissive of me not to mention the Gulf. We’ve seen the Gulf as being very soft and a large number of jackups have left the Gulf. I think jackup market in the Gulf has reached a low but I don’t think it will get any lower. At the same time, I don’t see improvement in the near-term so I don’t think there will be any net migration or immigration of units into the Gulf.
In balance, you put all of that together and I think you will see for the next twelve months a fair likelihood that we will have a balance between supply and demand.
Kurt Hallead — RBC Capital Markets — Analyst
And what do you think that means in terms of a range of pricing? My understanding is the high-end rig and the jackup front were 180 to 220 on the international markets, and the standard rigs are like 150 to 170. But I do understand there was a recent rig in India signed at 125 or 145, some relatively low rate. Can you add any color on that?
Bob Long — Transocean, Inc. — CEO
Kurt, first I’ll answer that question in a second but I wanted to caution, you asked about jackup market all the way through ‘08. If you listened to David’s comments carefully, we’re really not looking much beyond the next nine to twelve months. We’re pretty comfortable that the

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Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
supply/demand balance, all the new builds are going to be absorbed that are delivered in (inaudible) ‘07 and into early ‘08. But going all the way through ‘08 in its entirety is a little bit further than you really ever have visibility in the jackup market.
On your rate question I’d say we’ve seen rates plateau and they’ve been plateaued with inability to push rates higher for quite a while now in the jackup market. But by the same token, we haven’t seen any indication that rates are softening. So I think the rate ranges that you mentioned most of what we see is continuing in that band.
Kurt Hallead — RBC Capital Markets — Analyst
Okay, thanks, Bob. Thanks, guys, thanks.
Operator
Dan Pickering, Pickering Energy Partners.
Dan Pickering — Pickering Energy Partners — Analyst
Good morning, guys. It seems like from a utilization perspective you had a particularly good quarter. Shipyard downtime in general looked kind of better than we expected. Have you changed your processes any here or was this just a good quarter?
Bob Long — Transocean, Inc. — CEO
Steven, do you want to answer that?
Steven Newman — Transocean, Inc. — EVP and COO
Yes. As I mentioned during the first quarter, we’ve been working on a few initiatives over the last couple of years to keep our folks really focused on standardized processes across the fleet, rigorous execution of those processes, and then good follow-up and close out when things don’t go according to plan. And we’ve been focused on that. Our people across our operating rigs across the fleet are doing a real good job in following through on that and I think we’re starting to see the benefits of that bleed through into our regular ongoing performance.
Dan Pickering — Pickering Energy Partners — Analyst
Thank you. And then Bob, I guess I’m going to push the envelope a little bit on your no deal discussion topic which is the difference between the time you announced it today, the credit markets are obviously a little bit nervous about what is going on in subprime, etc. Could you remind us the debt terms that you have with Goldman Sachs and Lehman? Are those firm terms or is there any risk that your debt has any risk to it?
Bob Long — Transocean, Inc. — CEO
I will let Greg answer that and let’s hope this is the one and only question on the deal.
Greg Cauthen — Transocean, Inc. — SVP and CFO
As we said on our call and told everyone when we were on our roadshow, they are firm terms with Goldman and Lehman. And revisiting with all of our banks given our solid expected investment-grade rating, there are no concerns about our ability to refinance that bridge and close this deal.
Dan Pickering — Pickering Energy Partners — Analyst
Fantastic. Thank you.

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Operator
Robin Shoemaker, Bear Stearns.
Robin Shoemaker — Bear Stearns — Analyst
Bob, I wanted to just talk briefly about these two joint venture options that have not yet been exercised. I wasn’t clear whether that you and — that a firm contract on one or both rigs is a requisite for you to exercise that option or —. Because it sounds like even if it is not — you’ve got very strong positive use of the rig market for many years. So is that a requisite to exercise those options?
Bob Long — Transocean, Inc. — CEO
Our current intent is not to exercise the option unless we get a contract. And just to clarify, we do not have two options. We have one option if we get a contract on one of the rigs we will exercise the option to enter into a 50% joint venture was which has both rigs in it.
Robin Shoemaker — Bear Stearns — Analyst
Right. Okay, so the option expiration date is early ‘08, is that correct?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
It is eight months from when we executed the agreement and we have the option to extend that an additional four months. And the reason why we have that it’s — if we are going to enter into an agreement with a national oil company sometimes it takes quite a period of time to finalize those agreements. And that is why I’m leaving the space open until the end of the year because in truth, I think we are quite well advanced in tanker Pacific opportunities.
Robin Shoemaker — Bear Stearns — Analyst
Okay. My other question was that there was some discussion on another conference call, I can’t remember which one, but about the potential incremental rig demand for Libya. And I was wondering if you could discuss what you see as the incremental rig demand there?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
Yes, there is. We’ve seen a lot of inquiry activity coming out of Libya and we see a lot of upside. The geology looks very promising. It’s taking a little bit longer than we might have anticipated to get at a solid basis of activity there but I think that is going to happen over the next six to twelve months. And I think you are going to see Libya as a pretty strong offshore activity for many years to come. It’s taken a while to get all the tender process in line but I see that happening now in the next six to twelve months.
Robin Shoemaker — Bear Stearns — Analyst
Okay. And is this primarily a jackup or a floater market?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
It’s both. Right now most inquiries are actually for midwater floaters.
Robin Shoemaker — Bear Stearns — Analyst

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Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
Okay. Thank you.
Operator
Waqar Syed, Tristone Capital.
Waqar Syed — Tristone Capital — Analyst
Thank you. You provide some pretty good color on the jackup market but could you quantify the incremental demand, unmet incremental demand that you see right now? Could you put a number to that?
Bob Long — Transocean, Inc. — CEO
I’m not sure that we can put a specific number on that demand. We hear varying numbers of what demand might be coming out of the Middle East. It varies from 6 to 12 and most people think it’s going to be the 12 or maybe more. We’ve seen a lot of activity in India and as David mentioned, there’s a couple of rigs incremental coming out in Mexico and we know of requirements in various places around the world where there is one or two additional rigs required. But I wouldn’t want to try and add all those up to you and give you a specific number.
Waqar Syed — Tristone Capital — Analyst
Maybe 20, 25 range? Does that seem reasonable over the next twelve months?
Bob Long — Transocean, Inc. — CEO
I don’t think I want to comment on that.
Waqar Syed — Tristone Capital — Analyst
Okay. Secondly, is there going to be any additional G&A this year owing to the GSF merger?
Bob Long — Transocean, Inc. — CEO
I’m not sure I understood the question. Additional G&A?
Waqar Syed — Tristone Capital — Analyst
General and administration expenses this year additional because of any legal fees or anything else that you may concur this year because of the merger?
Greg Cauthen — Transocean, Inc. — SVP and CFO
Not material. Any costs directly attributable to the merger get capitalized as part of the merger related costs. But there would be some costs that don’t qualify for capitalization but they are not material.
Waqar Syed — Tristone Capital — Analyst
Thank you very much.

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Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
Operator
(OPERATOR INSTRUCTIONS) Ian Macpherson, Simmons & Company.
Ian Macpherson — Simmons & Co. — Analyst
Yes, good morning. A question for Bob or David, whoever would like to field it. Just regarding the tightness in the market for available deepwater, fifth generation deepwater rigs as opposed to new builds? And I think the first one in your fleet that comes free is the Nautilus and I’m just curious to get your sense as to what customers are looking for with respect to dayrates? And what you’re looking for and what customers are willing to consider for those types of rigs that are working rigs with an operating track record and relatively near-term availability? And when do you think the timing might be for some new fixtures along that front?
Bob Long — Transocean, Inc. — CEO
I will let David take a shot at that.
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
I won’t be able to give you any details as to what customers were talking to or what rate expectations we have. Suffice to say that we are in discussion with a number of customers, we’re not in any particular rush to anchor a deal of the Nautilus rig because it has a very favorable delivery schedule. It’s as you noted, it’s early ‘09 and we are talking to a number of opportunities, some in the Gulf, some outside the Gulf, and we’re talking about in all cases a fairly long-term deal.
Ian Macpherson — Simmons & Co. — Analyst
Okay. Now is it safe to think that that rig should command a premium dayrate to what new builds are getting today? Pound per pound?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
I would rather not comment on that but I would caution you to bear in mind the rig standalone is 5500 foot water depth and I don’t necessarily see it would command a premium to new build. It would depend on the trade-off of the term but it has a very favorable delivery schedule and that is what is attractive to market right now.
Ian Macpherson — Simmons & Co. — Analyst
Okay, we will just wait and see. Thanks, David. If I can get one quick follow-up on the Sedco 702, just how that progress is going and what the relatively specific start date looks like now for that rig coming out of the shipyard?
Steven Newman — Transocean, Inc. — EVP and COO
Yes, Ian, I was on the rig on Sunday. I had a good opportunity to walk through completely with the project team where they are on that. I expect we will be leaving Singapore in the next ten days or so, ten days or two weeks for about five weeks worth of offshore work to install the thrusters and conduct the sea trials. And I expect the rig will be on location operating in the first half of November.
Ian Macpherson — Simmons & Co. — Analyst
Great, thanks.
Operator

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Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
Ben Dell, Bernstein.
Ben Dell — Sanford Bernstein — Analyst
Hi guys. Just a quick follow-up question on the jackup market. The rig you signed for three months at 195, that looks like a relatively short contract. It seems in Asia that people are signing shorter and shorter term. Is that something you are seeing or is that just a specific artifact with that rig?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
Sorry, which rig are you referring to?
Ben Dell — Sanford Bernstein — Analyst
The jackup signed for 195, the Trident 17.
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
No, I mean we are getting long-term deals and short-term deals. I don’t believe that’s — the Trident 17 was for three years, not for — (multiple speakers) Yes. One of them was a six-month extension at the end of an existing contract and it was negotiated as part of another contract. So you have to look at the two rigs together which is the Trident 16 and the Trident 17. And on one of them it had a forward start date that is very far out there. It was satisfying the Petronas program on the back of two jackups which in aggregates are both very long-term. They are approaching four years.
Ben Dell — Sanford Bernstein — Analyst
Okay. So you are not seeing any term duration or weakness in the Asian market at all?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
No. In fact in the Indian market you are seeing terms that are enormously long. I mean ONGC is coming out for inquiries in the three- to five-year ranges and we’re saying Petronas are looking for opportunities to go very long on jackup terms as well. And you have other operators that have short-term requirements like Cairn with six months, Reliance with a year.
I think you are seeing a pretty good mix of the national oil companies are looking for long-term position, a lot of the IOCs are looking for a relatively short-term position which is what we expect in that market. We’re pleasantly surprised at the long-term requirements by the national oil companies. PEMEX have come up with a number of long-term requirements between one to three years in term on jackups.
Ben Dell — Sanford Bernstein — Analyst
Okay. On the ONGC comments, the couple of rigs they signed recently on jackups, they signed for about 140,000 for a pretty good term. Do you believe that is the sort of level you would have to bid to get sort of three- to five-year term?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
It’s a marker but do bear in mind that the two companies that bid those rates are companies that own a single rig each. They are indigenous companies, they don’t really have an exposure to the international market. So I would caution you to use that as a true marker but it is a marker. (inaudible) at the same time which is a more significant player, they bid the rigs at significantly higher rates for the same term.

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Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
Ben Dell — Sanford Bernstein — Analyst
Okay. And if I could just push might luck with one merger-related question. You mentioned that you’ve looked at Global Santa Fe for a long time and admired them as a company and thought about it being one of the best fits and best combination. Do you mind just giving a comment on why now? It just seems that with — you feel that there’s only twelve months of visibility on the jackup and you’ve obviously increased your shareholders exposure to the jackup business. I’m just wondering what was the catalyst to bring the deal together now?
Bob Long — Transocean, Inc. — CEO
I think I’m going to fall back on my initial statement and not talk about the merger-related stuff until we get our S-4 filed.
Ben Dell — Sanford Bernstein — Analyst
No problem. Thank you very much.
Operator
Roger Reed, Natexis Bleichroeder.
Roger Read — Natexis Bleichroeder — Analyst
Good morning, gentlemen. I guess about only merger-related question I would have and it’s not so much the merger but in terms of any asset sales, share repurchases or any other changes you might make to the company, are you pretty well locked down until the transaction is done at this point? New builds, for example, another JV with another speculative builder, that sort of thing?
Bob Long — Transocean, Inc. — CEO
No, I think that our use of capital, the only limitation that we now have is that we have suspended our stock repurchase program. But in terms of paying down debt or investment opportunities, we — if we develop opportunities then I think that we would pursue them.
Roger Read — Natexis Bleichroeder — Analyst
Okay. And then following along with the theme of jackup dayrates in the Asian market. On the merger call, Bob, you remarked that given your jackup fleet being a little bit older than especially relative to new builds coming out, ultimately you guys would’ve had to make the decision to potentially unload those rigs or invest significantly in them.
As you look at your rig fleet today compared to the rigs that are in the market and coming out in the market and the dayrates that have been talked about in terms of the ranges here, 180 to say 240 for new builds and maybe something below that for shorter rigs. Do you see — and maybe this is a question for David — but do you see this is a market where you guys probably looking forward over the next twelve months in a balanced market are 180 and lower on rolling over your rigs? Or do your rigs for the most part compete pretty well with the new rigs that are coming into the market where we’re talking a like rig, a 350 versus a 350, not talking to the 300s versus the new builds.
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
I think there is no real straight answer to that. The rate is obviously going to depend a lot on the term. What type of opportunity you are bidding into will depend on the suitability of the jackup you are bidding into. To a large part, jackups being bid into the gas project in Saudi Arabia, for example, the requirement is for newer new builds or something that is approaching the same technical spec as a new build.
Jackups required for the Mumbai High redevelopment program are largely existing jackups and a lot of standard jackups that would fall into the category of jackups we own. So there is no real straight answer to that. I think we see as Bob mentioned, we see the dayrates have reasonably

Final Transcript
Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
plateaued at a good level and we’re comfortable to anchor long-term deals into these dayrates. And at the same time take advantage of shorter term deals.
Bob Long — Transocean, Inc. — CEO
I think, Roger, we’re taking a look at the jackup market pretty carefully and when we project — look at what we anticipate demand to be, something like 80% or 85% of the anticipated demand is for jackups that our fleet can easily do. And there’s only something like 15% of the demand that we see out there that would require a fairly high spec unit. So for the most part, the majority of the available demand, our fleet is fully competitive.
Roger Read — Natexis Bleichroeder — Analyst
Okay, that is helpful. Thanks.
Operator
(OPERATOR INSTRUCTIONS) Thomas Curan, Wachovia.
Thomas Curan — Wachovia Securities — Analyst
Good morning, guys. It looks as if with this rig status report, a fairly recent trend of disclosing both intra contract dayrates increases with an existing operator that I’m assuming reflects the impact of cost escalators as well as disclosing sublets. It reflects a number of those that we just haven’t seen before. And I’m wondering how much of this has been occurring over the last three quarters that you just weren’t disclosing but was clearly being reflected in your quarterly results? And how much of it is still out there that might not be reflected even as of this rig status report?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
Yes, I think I need to —
Bob Long — Transocean, Inc. — CEO
Greg is going to answer that question.
Greg Cauthen — Transocean, Inc. — SVP and CFO
We’ve really not made any changes in what we disclose. We do disclose — we do not disclose insignificant changes in dayrates if a dayrate pops of a couple thousand dollars because of a cost escalation or currency change. A lot of times we will wait until there is another significant change to disclose any change. But any time there is any material change in the terms of the cash we receive, we will disclose it.
On sublets, if it doesn’t change what we receive, we don’t disclose that. If there is some kind of change of local that does pick up the cash, we receive, then we do disclose that. So there has really been no change in what has been disclosed. You just saw a quarter where there was a lot of material activity.
Thomas Curan — Wachovia Securities — Analyst
So for example in the latest fleet status reports, the sublet of the Trident 17 by Petronas to VRJ-Petroleum, that is showing a $10,000 increase in the dayrate. Does that increase solely reflect the reimbursement for the round-trip mobilization?
Greg Cauthen — Transocean, Inc. — SVP and CFO

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Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
It reflects various change of locale type provisions in the contract that would include that and other things that we really don’t want to get into the details of. But all of our contracts if an operator, whether they sublet it or not, moves it from the jurisdiction that it was bid to operate in to another jurisdiction that may have different cost structures, tax structures, whatever, there will be adjustments to the dayrate to pick up all that.
Now I will tell you most of the things are just designed to keep us whole. So although the dayrate is higher, our costs have gone up too, so the profit margin is the same, but it is the dayrate we’re going to be getting.
Thomas Curan — Wachovia Securities — Analyst
So if I understand your answer correctly, it sounds as if you believe you have been disclosing any cost escalation and/or other form of intracontracted time increase, including sublets, that you would consider significant?
Greg Cauthen — Transocean, Inc. — SVP and CFO
It’s not the sublet that triggers a disclosure; it’s the change of locale, is something that changes our dayrates. Our customers have the right to sublet in the same jurisdiction, and we don’t get any benefit or detriment of that. It doesn’t change what we are receiving. But if they change the locale, then there is an automatic adjustment. So don’t focus on sublet; just focus on the change of locale.
Bob Long — Transocean, Inc. — CEO
I think the specific answer to your question is, no, we’ve not changed our disclosure policy. So what we disclosed now is what we’ve been disclosing.
Thomas Curan — Wachovia Securities — Analyst
I understand. And if that’s the case, then what other factors might be driving you to report higher dayrates or realized average revenue per day than the fleet status reports throughout the quarter would lead you to model on our side?
Greg Cauthen — Transocean, Inc. — SVP and CFO
Well, I mean the normal factors, other than a new contract, are cost escalation which sometimes can be significant, especially for those contracts that reset on an annual basis. Currency, some of our contracts, especially in Europe, have a significant component of local currency that provide us a natural head with our local currency cost. So as there’s a change in the dollar, that gets reflected.
And then the other is the change of locale that would cause a contract to get uplifted. And all those occur at different times in different contracts. So it’s hard to predict a pattern. And sometimes even for things that are contractual on an annual basis, there is always a discussion/negotiation with the customer, and so we usually don’t report it until the customer signs off on it.
Thomas Curan — Wachovia Securities — Analyst
Okay. But again, on the cost escalation front, presumably it would be making its way into the fleet status report if it were significant.
Greg Cauthen — Transocean, Inc. — SVP and CFO
Well, that is right. That is what I’m saying; all that stuff makes its way into the fleet status report.
Thomas Curan — Wachovia Securities — Analyst

Final Transcript
Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
Okay. I guess I will follow up on this in more detail offline. Just one more follow-up, switching gears here. Given, Bob, that you guys are going to be adding seven more deepwater rigs upon consolidating Global Santa Fe, does that in any way potentially accelerate the point at which we should expect to see the next leg up in deepwater pricing emerge?
In other words, because you’re now going to have contracting power over nine more deepwater floaters, which is significant, will Transocean alone have the confidence sooner to begin pushing that leading edge rate higher earlier than say the first quarter of 2008?
Bob Long — Transocean, Inc. — CEO
I think I’m going to fall back on my initial comment that we’re not going to talk about the merger or any implications of it.
Thomas Curan — Wachovia Securities — Analyst
Okay, great. Thanks, guys. I will turn it back.
Operator
Angie Sedita, Lehman Brothers.
Angie Sedita — Lehman Brothers — Analyst
Thanks, hi, guys. Just as a follow-up again on the jackup market, particularly in Southeast Asia which is where most of the new builds will be coming out, and you guys have certain exposure with rigs in India and Thailand and so forth. Is it a strategy for you in the coming year to take longer-term contracts to try to book up some of those rigs through 2008 and into 2009, and be willing to do that at today’s rate, a flat rate? Let’s say, an average jackup that you guys have in that market is 150 to 160. Would you be looking for that type of rate or be willing to take a slightly lower rate to lock up that rig for a year to two years?
Bob Long — Transocean, Inc. — CEO
Angie, I don’t think we want to get that specific about our pricing and bidding strategy because we are still in a competitive market out there. So I think I’m going to avoid that question.
Angie Sedita — Lehman Brothers — Analyst
Okay. Well, is it a strategy? I guess the next question will be just to lock up some of those rigs into longer-term contracts and where they are now?
Bob Long — Transocean, Inc. — CEO
I think it is fair to say that if we can achieve rates that are in the ballpark of where rates have been, we think those rates are good and provide some very attractive returns. So we would lock up rigs on a long-term basis.
Angie Sedita — Lehman Brothers — Analyst
Okay. Then separately maybe some color on the contract with the Sedco 601 which is a short-term contract and the outlook also for the John Shaw in the North Sea and that market which is rolling over early 2008?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning

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Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
I will take that. The 601 is an unusual contract. I probably can’t talk too much about it because what you saw there is a filler contract for a longer-term deal. That is all I’m going to say on the 601. You can feel comfortable that we have something longer-term on the back of that.
On the, in the North Sea, the John Shaw is the first rig we’ve got available and we have a lot of interest in the John Shaw right now. I think we’re talking to three or four operators. As you note, some time ago I made a comment about secondary market developing in the North Sea. What we’ve seen since that time is that secondary market has dried up and we start to see a pretty significant increase in call for tenders, bidding activity and just general requests for information on rig availability.
So I can — I feel pretty confident that we will be adding more term to what we’ve already got in the John Shaw. The John Shaw is not available until end of Q1 ‘08. Pretty confident that you’re going to see something at the back of that pretty soon.
Angie Sedita — Lehman Brothers — Analyst
Okay. Great. And that is in the 380s now so I would assume for that class of rig, you can probably get somewhere in the mid 4s?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
I won’t comment on the price.
Angie Sedita — Lehman Brothers — Analyst
Okay. Finally last comment is, Bob, you remarked for on PEMEX and their long-term demand for ultra-deepwater rigs. Any new color there on timing or anything else you can add?
Bob Long — Transocean, Inc. — CEO
David is very familiar with that market so I will let him comment on that.
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
So as you may recall, they went to tender for three units. They contracted three units, two with water depth capabilities up to 7000 feet, on to 10,000 feet and they have more recently contracted units in 5000 to 6000 foot range on a three-year deal. So right now PEMEX have four units under contract and my sense is they are going to look for more.
Angie Sedita — Lehman Brothers — Analyst
Still assuming that 9 to 10 range ultimately as far as rigs?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
Obviously it’s contingent upon exploration success. But yes, and I think it’s going to take quite a while to build up that level of activity and to build up the resources, the infrastructure support that can support that level of activity. But on a yet to find reserve analysis, the geologist would tell you that the prospectivity in the Mexican side of the Gulf is every bit as good as the U.S. side of the Gulf so one could safely assume that in the out years there you could have an activity that is comparable.
Angie Sedita — Lehman Brothers — Analyst
Great. That is all I have. Thanks, guys.

Final Transcript
Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
Operator
Arun Jayaram, Credit Suisse.
Arun Jayaram — Credit Suisse — Analyst
Good morning, guys. Bob, we’re hearing about acute shortages of ultra-deepwater rig capacity in the Gulf of Mexico which has left us some operators curtailing drilling programs. There is 16 ultra-deepwater rigs in the Gulf of Mexico. I’m just wondering if you could comment on that? How many rigs short do you think we are in the ultra-deepwater market in the Gulf?
Bob Long — Transocean, Inc. — CEO
David?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
I don’t think there is that acute a shortage. I think right now looking at all the customers we’re talking to, they are probably short about two or three units. However, I think what is an acute shortage is everybody would like to have earlier time rather than later time. And so programs are getting pushed back into later time because of rig availability right now.
Just to answer your question, yes, if you are talking about right now, there is an acute shortage. If you are talking about in the out years, the Gulf of Mexico have contracted a lot of units and they are still contracting units and I’d say they’re looking for two to three more strings compared to what’s fully contracted out there. But currently there is an acute shortage.
Arun Jayaram — Credit Suisse — Analyst
And could you have the same commentary on West Africa?
David Mullen — Transocean, Inc. — SVP, Marketing and Planning
West Africa, there is more shortfall in the longer-term. I mean I think you are going to see Angola and Nigeria have maybe a shortage of up to 10 units, significant shortage.
Arun Jayaram — Credit Suisse — Analyst
And final question, Greg. As these dual activity patents, you know the revenue stream comes in. In terms of 2008, how much revenue do you forecast you will get from the patents?
Greg Cauthen — Transocean, Inc. — SVP and CFO
Frankly we’ve signed them up so recently, haven’t recalculated that it should be a couple of million dollars a quarter. But that is assuming no GSF merger because we’re clearly — if that merger occurs, we’re going to lose that revenue stream.
Arun Jayaram — Credit Suisse — Analyst
Okay.
Bob Long — Transocean, Inc. — CEO

Final Transcript
Aug. 01. 2007 / 9:00AM CT, RIG — Q2 2007 Transocean Inc. Earnings Conference Call
I think that we have time for just one more question at this point.
Operator
We have no further questions at this time.
Bob Long — Transocean, Inc. — CEO
Perfect. Okay, well thank you everybody for joining us and we will talk to you again next quarter.
Operator
That does conclude today’s conference. Thank you for your participation and have a great day.